FOR IMMEDIATE RELEASE
                 OLD POINT DECLARES 50% STOCK DIVIDEND

Hampton, Virginia, October 9, 2002. The Board of Directors of Old Point Financial Corporation today declared a 50% stock dividend of the Company's stock. Shareholders of record Monday, October 21 will receive one additional share for each two shares of Old Point Financial Corporation stock owned as of the record date. The dividend shares will be delivered as of November 4, 2002, which is the 80th Anniversary of the chartering of The Old Point National Bank of Phoebus, a wholly owned subsidiary of the Company.

Old Point Financial Corporation currently has 2,618,356 shares of stock outstanding. This action will increase the outstanding shares to 3,927,534 after the stock dividend.

Old Point Financial Corporation had total assets of $562 million as of September 30, 2002 and recently announced earnings of $5.2 million for the first nine months of the year, a 27% increase over 2001. "Our growth since 1997, when we announced our last stock dividend, has been impressive," said Robert F. Shuford, President, Chairman and CEO of Old Point Financial Corporation, "Our total assets have grown by 64%, and our stockholders' equity has likewise grown by more than 62%. After the last stock dividend, our price per share was $21.00; we closed yesterday at $33.00 - that's an increase of over 57%. The Board felt that it was time to reward our shareholders for their loyalty, and a 50% stock dividend is also a good way to celebrate our 80th anniversary."


Old Point Financial Corporation (Nasdaq Small Cap "OPOF") is the parent company of Old Point National Bank, a locally owned and managed community bank serving Hampton Roads with a 15-branch network extending from Chesapeake through James City County, and Old Point Trust &
Financial Services, N.A., a wealth management services provider.


For  more  information contact : Lani Chisman Davis, Marketing Director,

757/ 728-1286